SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Maple Mountain Pumpkins and Agriculture, Inc.

 (Name of Small Business Issuer in its charter)

Nevada	84-1426364
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

706 Rildah Circle

Kaysville, UT  84037

(Address of Principal Executive Offices including Zip Code)

Issuer’s telephone number:  801 628-5555

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	Each class is to be registered

Securities to be registered under Section 12(g) of the Act:

Common, Par Value $0.001

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate” or “continue” or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Maple Mountain Pumpkins and Agriculture, Inc.’s (the “Company”) control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company’s chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

PART I

Item 1.  Description of Business.

We were formed as a Nevada corporation on August 15, 1997 as Maple Mountain Pumpkins and Agriculture, Inc. From August 1997 to December 2006 we were engaged in the business of farming pumpkins, sweet corn, and other crops. The business provided an agricultural setting wherein customers were allowed to walk into the field to select and harvest Halloween Pumpkins and other agricultural products.  In addition to farm products, the Company operated a Corn Maze during the autumn months each year and included a variety of family related seasonal activities including arts, crafts, and homemade products. Because of increased competition and an unpredictable market share loss to a formidable competitor we elected to cease operations. On December 22, 2006, our Board of Directors approved the sale of 10,000,000 shares of the Company’s common stock for $20,000 and on December 23, 2006 our shareholders approved a quasi-reorganization (further described herein). Subsequently, an additional 20,000,000 shares of common stock were sold to our current sole director and officer for $20,000. We are currently seeking to pursue other business opportunities.

During December 2006, the Company ceased its agricultural produce business and commenced the process of seeking a new business venture and entered into a new development stage. Management sought and obtained the Company’s shareholders’ approval of a quasi-reorganization effective as of December 23, 2006, that provided for a readjustment of the Company’s capital accounts and for recording the fair value of property held for sale and resulted in the retained deficit from prior operations being eliminated through an offset against its paid-in capital account in the amount of $8,096. Thus, the Company’s paid-in capital account was reduced by that amount resulting in a $5,957 remaining balance. No other accounts were affected by this readjustment and the Company’s accounting will be substantially similar to that of a new enterprise.

We have now focused our efforts on seeking a business opportunity. The Company will attempt to locate and negotiate with a business entity for the merger of that target entity into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the Company rather than merge. No assurances can be given that the Company will be successful in locating or negotiating with any target entity. Through the filing of this Form 10-SB, we will provide a method for a foreign or domestic private entity to report to the United States Securities and Exchange Commission pursuant to the filing of Form 10-KSB, Form 10-QSB, and other disclosure reports. Thereby, through our acquisition, the securities of the combined entities are qualified for trading in the United States. No assurance can be given that such a combination will result in the establishment of a trading market for our securities (see Risk Factors).

PERCEIVED BENEFITS

There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

* the ability to use registered securities to make acquisitions of assets or businesses;

* increased visibility in the financial community;

* the facilitation of borrowing from financial institutions;

* improved trading efficiency;

* shareholder liquidity;

* greater ease in subsequently raising capital;

* compensation of key employees through stock options;

* enhanced corporate image;

* a presence in the United States capital market.

POTENTIAL TARGET COMPANIES

A business entity, if any, which may be interested in a business combination with the Company may include the following:

* a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

* a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

* a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

* a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

* a foreign company which may wish an initial entry into the United States securities market;

* a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

* a company seeking one or more of the other perceived benefits of becoming a public company.

A business combination with a target company will normally involve the transfer to the shareholder(s) of the target company of the majority of the issued and outstanding common stock of the Company, and the replacement of our present management with the target company’s own management and board of directors. No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company. The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

RISK FACTORS

The Company's business is subject to numerous risk factors, including the following.

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS.

The Company has had a ten year history of very limited operations and minimal revenues or earnings from operations. As a result of the quasi-reorganization, our prior operating history has been offset against paid-in capital. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS.

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS.

The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION--NO STANDARDS FOR BUSINESS COMBINATION.

The Company has no current arrangement, agreement, or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth, or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth, or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY.

While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations.

CONFLICTS OF INTEREST

Ken Edwards, the Company's sole officer and director, is engaged in a business venture that competes directly with the Company. Since 2005, Mr. Edwards has been and continues as the sole officer and director of Alynx, Co. (“Alynx”), Kaysville, Utah, a publicly traded company under the symbol AYXC. Inasmuch as Mr. Edwards’ position with Alynx is the same as that with our Company and inasmuch as Alynx’s business plan is the same as that of our Company, Mr. Edwards has the sole discretion to direct a business opportunity to either Alynx or our Company. As such, Mr. Edwards has a significant conflict of interest in choosing which entity (Alynx or our Company) will benefit, if a benefit is derived, from a target company that he finds as a potential target company.

Mr. Edwards may engage affiliates and associates, which represent individuals with whom Mr. Edwards has had or may continue to have a business relationship. These affiliates or associates may have business interests that are adverse to our interests and who are not governed by our business policies as described herein. As such, Mr. Edwards, as our sole officer and director may have a conflict of interest when selecting a business opportunity presented to him by an affiliate or associate.

Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the target company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.

The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK OF DIVERSIFICATION.

The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

REGULATION UNDER INVESTMENT COMPANY ACT.

Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT.

A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may also result in certain of our shareholders selling or transferring all or a portion of their shares of the Company's common stock. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company. Currently, there are no pending acquisitions, business combinations or mergers.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION.

The Company's primary plan of operation is based upon a business combination with a business entity or target company which, in all likelihood, will result in the Company issuing shares of common stock to shareholders of such business entity. The issuance of previously authorized and un-issued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

TAXATION.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES.

Management of the Company will request that any potential business opportunity or target company provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements. In such case, the Company may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

Item 2.  Managements Discussion and Analysis or Plan of Operation

The Company intends to merge with or acquire a business entity in exchange for the Company's common and/or preferred stock. The Company has no particular acquisition in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's officer and director nor any affiliate has engaged in any negotiations with any representative of any target company regarding the possibility of an acquisition or merger between the Company and such target company. Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more Internet websites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates may pay referral fees to consultants and others who refer target businesses for mergers into public companies. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both. The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting no more than 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

GENERAL BUSINESS PLAN.

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See ITEM F/S, "FINANCIAL STATEMENTS."

This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another. The Company may seek a business opportunity with entities which have recently commenced operations, or which desire to utilize the public marketplace in order to raise additional capital to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries or acquire existing businesses as subsidiaries. The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a corporation which has a class of securities registered under the Exchange Act.  Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex. The Company has, and will continue to have, no capital or other assets to provide to the target company or to the owners of such target company. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in our public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms. The Company will not restrict its search for any specific kind of business entities, but may acquire a venture that is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company.

Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation.

In its search for a business combination and subsequent thereto, the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services. A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor continue after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is almost assured that present management and our current shareholders will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors. It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company will no longer be considered a blank check company. The issuance of additional securities and their potential sale into any trading market, which may or may not develop in the Company's securities, may depress the market value of the Company's securities in the future if such a market develops. While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a “tax-free” reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code"). With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company’s common stock that the target company’s shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time. The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements of the target company as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition. The Company will also be responsible to file historical audited financial statements of the target company that are included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be void-able at the discretion of the present management of the Company.

Mr. Ken Edwards, the principal shareholder and sole officer and director of the Company, has orally agreed that he will advance to the Company any funds that the Company may need for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such amounts will be recorded on the Company’s records as advances from related parties and based on the terms of the acquisition of a target company, may be reclassified as paid-in capital, if such amounts are not repaid. There is no minimum or maximum amount that Mr. Edwards has agreed to advance to the Company. In addition, the Company may seek additional funds from promoters, affiliates, or associates. The Company will not accept any funds or dollar amounts that require repayment prior to the Company’s acquisition of a target company. The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officer, director, and shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

COMPETITION

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Item 3.  Description of Property

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the home offices of its president, Mr. Ken Edwards, at no cost to the Company. Mr. Edwards has agreed to continue this arrangement until the Company completes an acquisition or merger.

CONFLICTS OF INTEREST

Mr. Edwards will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr. Edwards. Demands may be placed on the time of Mr. Edwards which will detract from the amount of time he is able to devote to the Company. Mr. Edwards intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Edwards would not attend to other matters prior to those of the Company. Mr. Edwards projects that initially up to ten hours per month of his time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted. Mr. Edwards beneficially owns 20,021,500 shares of common stock of the Company which represents 63.56% of the total issued and outstanding shares of the Company and is the president, director and controlling shareholder of the Company. At the time of a business combination, management expects that some or all of the shares of Common Stock owned by Mr. Edwards will be purchased by the target company or retired by the Company. The amount of Common Stock sold, or continued to be owned, by Mr. Edwards cannot be determined at this time. The terms of a business combination may include such terms as Mr. Edwards remaining a director or an officer of the Company. The terms of a business combination may provide for a payment of cash, or otherwise, to Mr. Edwards for the purchase of all or part of his common stock of our Company by a target company, or for services rendered incident to or following a business combination. Mr. Edwards would directly benefit from such employment or payment. Such benefits may influence Mr. Edwards’s choice of a target company. The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their associates or affiliates. In the future, no loans of any type will be made by the Company to management or promoters of the Company or to any of their associates or affiliates. The Company will not knowingly enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect. (See Item 1: Description of Business – Conflicts of Interest)

Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management, promoters, shareholders or their affiliates: (i) Any lending by the Company to such persons; (ii) The issuance of any additional securities to such persons prior to a business combination; (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or (iv) The payment of any finder's fees to such persons. These policies have been adopted by the Board of Directors of the Company and any changes in these provisions require their approval. Management does not intend to propose any such action and does not anticipate that any such action will occur. There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of November 28 2007, the name and the number of shares of the Registrant’s Common Stock, par value, $0.001 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 31,500,000 issued and outstanding shares of the Registrant’s Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of	Name and Address of	Amount and Nature of	Percentage of Class
Class	Beneficial Owner	Beneficial Ownership

Common	Ken Edwards (1)	20,021,500	63.56%
	706 Rildah Circle Kaysville, Utah
Common	Joseph Nemelka 159 South 975 West Mapleton, Utah	10,000,000	31.75%

Total Officers and Directors
As a Group (1 Person)		20,021,500	63.56%

(1) Officer and Director Ken Edwards is the beneficial owner of 5,000 shares held by his wife Deborah Edwards.

There are no contracts or other arrangements that could result in a change of control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

The following table sets forth as of November 28, 2007, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

Name	Age	Position	Director or Officer Since

Ken Edwards	56	Sole officer and Director	February 2007

All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until successors are elected and qualified.

Set forth below is certain biographical information regarding the Company’s executive officer and director:

Ken Edwards, Sole Officer and Director:

Mr. Edwards serves as the sole officer and director of the Company. A brief description of his background and business experience follows:

Currently, Mr. Edwards is the President and sole Director of Alynx, Co., Kaysville, Utah, a publicly traded company under the symbol AYXC. He is the sole officer and a director of Booder Corp., Kaysville, Utah, a consulting company he founded in 2006 and the vice president of product development and director of Safestream, Inc., Bountiful, Utah, a company engaged in Web-based corporate compliance management systems, which he helped found in 2004. From 2003 to 2004 he was an operator of large construction equipment for Staker/Parsons Company, Ogden, Utah. From 2002 to 2003 he was the President and a Founder of Drug Diagnostics, Inc., Bountiful, UT.

Except as described herein, to the knowledge of management, during the past five years, no present or former directors, executive officer or person nominated to become a director or an executive officer of the Company:

(1) has had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time. Ken Edwards filed a personal petition in Federal Bankruptcy Court in 2003. A discharge was granted December 31, 2003.

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) engaging in any type of business practice; or

(iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity.

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal Commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6. Executive Compensation

Our sole officer and director does not receive any compensation for services rendered, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with our Company. Any expenses incurred on our behalf by Mr. Edwards are recorded as an expense on our books and records and reimbursed to him. However, in the event that our cash becomes depleted, we will rely on Mr. Edwards to advance such amounts to us as are necessary to pay our expenses (See Item 2. Management Discussion and Analysis or Plan of Operations). Our officer and director will not receive any finder’s fee as a result of his efforts to implement the business plan outlined herein. However, he anticipates receiving benefits as a result of his common stock ownership in our Company.

We currently do not have any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees.

Compensation of Directors

None.

Employment Contracts and Termination of Employment and Change in Control Arrangement

There are no employment contracts between the Company and any of its officers or directors.

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person’s employment with the Company or any change in control of the Company, or a change in the person’s responsibilities following a change in control of the Company.

The officer and director of the Company will not receive any finder's fee from the Company as a result of his efforts to implement the Company's business plan outlined herein. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company. See “ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

No retirement, pension, profit sharing, or insurance programs or other similar programs are in place by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions

Our Board of Directors have established a policy that a contract or transaction either between the Company and a director, or between a director and another company in which he is financially interested is not necessarily void or void-able if the relationship or interest is disclosed or known to the board of directors.

During December 2006, the Company issued two unsecured convertible notes totaling $5,000, bearing interest at eight percent per annum, with a due date of December 15, 2009. At the option of the note holder, these notes, including any interest that may have accrued thereon, may be converted into 500,000 shares of the Company’s common stock.

Amounts owed to prior management of the Company at December 31, 2006 are recorded as amounts payable to related parties. During 2007, $60 of interest was paid to related parties based on these amounts. During 2007, amounts were also advanced to prior management and recorded as due from related parties. Through September 30, 2007 all amounts advanced were repaid to the Company and the Company collected $500 for its assets sold to prior management, consisting of signs, awnings, and office equipment.

In February 2007 the Company issued 20,000,000 shares of its common stock for $20,000. As a result, management of the Company changed, and the purchaser became the Company’s sole officer and director. These 20,000,000 shares represent approximately 64% of the Company’s outstanding shares.

The Company uses the President’s home as an office at no charge to the Company.

Item 8.  Description of Securities

PREFERRED STOCK

We are authorized to issue up to 5,000,000 shares of preferred stock, $0.001 par value. As of the date of this registration statement, there are no preferred shares are issued and outstanding. The preferred stock may be issued in series, with such designations, preferences, stated values, rights, qualifications or limitations as determined solely by the Company’s Board of Directors.

COMMON STOCK

We are authorized to issue up to 200,000,000 shares of common stock, $0.001 par value. As of the date of this registration statement, there are 31,500,000 shares of common stock issued and outstanding. We have approximately 50 shareholders.

The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of common stock have no cumulative voting rights and the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available for dividends. The outstanding common stock is, validly issued, fully paid and non-assessable.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and the capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

RESTRICTIONS ON TRANSFERS OF SECURITIES PRIOR TO BUSINESS COMBINATION

The proposed business activities described herein classify the Company as a “blank check” company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

TRADING OF SECURITIES IN SECONDARY MARKET

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of 1933, as amended (the “Securities Act”), of companies which file reports under Sections 13 or 15(d) of the Securities Exchange Act. The Company files such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker). If, after a merger or acquisition, the Company does not meet the qualifications for listing on the NASDAQ Market, the Company's securities may be traded in the over-the-counter (“OTC”) market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers, and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the “specialist” common to stock exchanges. The Company may apply for listing on the OTC Bulletin Board or may offer its securities on the Pinksheets. To qualify for listing on the OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

TRANSFER AGENT

Interwest Transfer Co. Inc., is the Company’s transfer agent. The address of the transfer agent is:

1981 East 4800 South, #100; Salt Lake City, Utah 84117.

GLOSSARY

“Blank Check” Company. As defined in Section 7(b)(3) of the Securities Act, a “blank check” company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing “penny stock” securities as defined in Rule 3a51-1 of the Exchange Act.

“Penny Stock” Security. As defined in Rule 3a51-1 of the Exchange Act, a “penny stock” security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the NASDAQ Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years, or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

“Securities Act.” The Securities Act of 1933, as amended.

“Small Business Issuer.” As defined in Rule 12b-2 of the Exchange Act, a "Small Business Issuer" is an entity (i) which has revenues of less than $25,000,000 (ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United States or Canadian issuer (iv) which is not an Investment Company and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.

PART II

Item 1.  Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder Matters

MARKET PRICE

There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. In order to qualify for listing on the NASDAQ Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the NASDAQ Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, after a merger or acquisition, the Company does not meet the qualifications for listing on the NASDAQ Market, the Company's securities may be traded in the over-the-counter (“OTC”) market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the “specialist” common to stock exchanges. The Company may apply for listing on the OTC Bulletin Board or may offer its securities in what are commonly referred to as the “pink sheets” of the National Quotation Bureau, Inc. To qualify for listing on the OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board. If the Company is unable initially to satisfy the requirements for quotation on the NASDAQ Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

HOLDERS

There are approximately 50 holders of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

DIVIDENDS

The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings

There is no litigation pending or threatened by or against the Company.

Item 3.  Changes in and Disagreements with Accountants

              None

Item 4.  Recent Sales of Unregistered Securities

The following is a detailed list of securities sold within the past three years without registering under the Securities Act.  The shares were sold to accredited investors in a private transaction without registration in reliance on the exemption provided by Section 4(2) of the Securities Act.  No broker was involved and no commissions were paid in the transaction.

In December 2006 the Company issued 10,000,000 shares of common stock for $20,000 cash.

In February 2007 the Company issued 20,000,000 shares of common stock to its sole officer and director for $20,000 cash.

Item 5.  Indemnification of Directors and Officers

Our Company’s charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Nevada Revised Statutes, no director or officer of the company shall have any liability to the company or its stockholders for monetary damages. The Nevada Revised Statutes provide that a corporation’s charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company’s charter and bylaws provide that the company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Nevada Revised Business Corporations Act and that the company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

The charter and bylaws provide that we will indemnify our directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC. However, nothing in our charter or bylaws of the Company protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. To the extent that a director has been successful in defense of any proceeding, the Nevada Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

Reports to Security Holders

Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission (“SEC”). The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet website that contains reports and other information regarding the Company that may be viewed at http://www.sec.gov.

PART F/S

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

FINANCIAL STATEMENTS

DECEMBER 31, 2006

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

CONTENTS

		PAGE

--	Report of Independent Registered Public Accounting Firm	23

--	Balance Sheet, December 31, 2006	24

--	Statement of Operations, for the period from re-entering development
	stage on December 23, 2006 through December 31, 2006	25

--	Statement of Stockholders’ Equity (Deficit), for the period from re-
	entering development stage on December 23, 2006 through
	December 31, 2006	26

--	Statement of Cash Flows, for the period from re-entering development
	stage on December 23, 2006 through December 31, 2006	27

--	Notes to Financial Statements	28 - 30

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Maple Mountain Pumpkins and Agriculture, Inc.

I have audited the accompanying balance sheet of Maple Mountain Pumpkins and Agriculture, Inc. (a development stage company) as of December 31, 2006, and the related statements of operations, stockholders’ equity, and cash flows for the period from re-entering development stage on December 23, 2006 through December 31, 2006.  These financial statements are the responsibility of the company’s management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting.  My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, I express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maple Mountain Pumpkins and Agriculture, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the period from re-entering development stage on December 23, 2006 through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern.  As discussed in Note 2 to the financial statements, the company has negative cash flows from operating activities and has no revenue-generating activities, which raise substantial doubt about its ability to continue as a going concern.  Management’s plans regarding those matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Michael J. Larsen, PC

Salt Lake City, Utah

November 21, 2007

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

BALANCE SHEET

ASSETS

December 31,
2006
CURRENT ASSETS:
Cash	$3,859
Total Current Assets	3,859

OTHER ASSETS:
Property held for resale	500

Total Assets	$4,359

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$100
Shareholder loans	1,795

Total Current Liabilities	1,895

OTHER LIABILITIES:
Convertible notes and accrued interest payable	5,017

Total Liabilities	6,912

STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock, $0.001 par value,
5,000,000 shares authorized,
no shares issued and outstanding	-
Common stock, $0.001 par value,
50,000,000 shares authorized,
11,500,000 shares issued and outstanding	11,500
Capital in excess of par value	5,957
Stock subscription receivable	(20,000)
Deficit accumulated from re-entering development stage
on December 23, 2006 - $8,096 deficit eliminated
on December 23, 2006 in quasi-reorganization	(10)

Total Stockholders' Equity (Deficit)	(2,553)

Total Liabilities and Stockholder’s Equity (Deficit)	$4,359

The accompanying notes are an integral part of these financial statements.

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

STATEMENT OF OPERATIONS

From
Re-entering
Development
Stage on December 23,
2006 through
December 31,
2006

REVENUE	$-

OPERATING EXPENSES:
General and administrative	-

INCOME (LOSS) BEFORE OTHER
INCOME (EXPENSE)	-

OTHER INCOME (EXPENSE):
Interest Expense	(8)
Interest Expense – related party	(2)

LOSS BEFORE INCOME TAXES	(10)

CURRENT INCOME TAX EXPENSE	-

DEFERRED INCOME TAX EXPENSE	-

NET LOSS	$(10)

BASIC AND DILUTED EARNINGS
(LOSS) PER COMMON SHARE	$(.00)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	11,500,000

The accompanying notes are an integral part of these financial statements.

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE PERIOD FROM RE-ENTERING DEVELOPMENT STAGE ON DECEMBER 23, 2006 THROUGH DECEMBER 31, 2006

					Deficit
					accumulated
					from
					Re-entering
					Development
					Stage on
					December 23,
					2006
			Capital in	Stock	through
	Common Stock		Excess of	Subscription	December 31,
	Shares	Amount	Par Value	Receivable	2006
BALANCE, December 23, 2006	11,500,000	$11,500	$5,957	$(20,000)	$ -

Net loss for the period	-	-	-	-	(10)

BALANCE, December 31, 2006	11,500,000	$11,500	$5,957	$(20,000)	$(10)

The accompanying notes are an integral part of these financial statements.

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

STATEMENT OF CASH FLOWS

From
Re-entering
Development
Stage on December 23,
2006 through
December 31,
2006

Cash Flows From Operating Activities:
Net loss	$(10)
Adjustments to reconcile net loss to net
cash used by operating activities:
Change in assets and liabilities:
(Decrease) in accounts payable	(230)
Increase in accrued interest -
shareholder loans	2
Increase in accrued interest – convertible notes	8

Net Cash Provided (Used) by
Operating Activities	(230)

Cash Flows From Investing Activities	-

Net Cash Provided (Used) by
Investing Activities	-

Cash Flows From Financing Activities	-

Net Cash Provided by Financing Activities	-

Net Increase (Decrease) in Cash	(230)

Cash at Beginning of Period	4,089

Cash at End of Period	$3,859

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$-
Income taxes	$-

Supplemental Schedule of Non-cash Investing and Financing Activities:

For the period from re-entering development stage on December 23, 2006 through December 31, 2006:

None

The accompanying notes are an integral part of these financial statements.

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Maple Mountain Pumpkins and Agriculture, Inc. (“the Company”) was organized under the laws of the State of Nevada, on August 15, 1997.  The Company was engaged in the business of farming pumpkins, sweet corn, and other crops.   In addition to farm products, the Company operated a Corn Maze during the autumn months each year and included a variety of family related seasonal activities including arts, crafts, and homemade products.

During December 2006, the Company sold 10,000,000 shares of common stock, representing 87% of the then outstanding shares, for $20,000 cash received in January 2007.  Immediately thereafter, the Company affected a quasi-reorganization.

Quasi-reorganization – During December 2006, the Company ceased its agricultural produce business and commenced the process of seeking a new business venture. Management sought and obtained the Company’s shareholders’ approval of a quasi-reorganization effective as of December 23, 2006, that provided for a readjustment of the Company’s accounts. As a result the Company’s assets and liabilities were valued at their fair market value and the retained deficit from prior operations was eliminated through an offset against the paid-in capital account in the amount of $8,096. Thus, the Company’s property held for resale was valued at $500 (the amount received subsequently from the sale thereof) and the paid-in capital account was reduced to $5,957. No other accounts were affected by this readjustment and the Company’s accounting will be substantially similar to that of a new enterprise.

Development stage enterprise – The Company, at the present time, has no operations and is defined by the SEC as a shell company.  A shell company, (other than an asset-backed issuer), is a company with no or nominal operations and either 1) no or nominal assets, or 2) assets consisting solely of cash and cash equivalents, or 3) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Since re-entering the development stage, the Company has not generated any revenues from its planned principal operations and is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7.  The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated by management.

Fair Value of Financial Instruments - The carrying value of the convertible notes payable approximate fair value based on discounting the projected cash flows using market rates available for similar maturities.  No financial instruments are held for trading purposes.

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

 NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern.  However, the Company has negative cash flows from operating activities and has no revenue-generating activities.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of its common stock.  There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 - CAPITAL STOCK

Preferred Stock - The Company has authorized 5,000,000 shares of preferred stock, $0.001 par value, with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors.  No shares are issued and outstanding at December 31, 2006.

Common Stock - The Company has authorized 50,000,000 shares of common stock with a $0.001 par value.

In December 2006, the Company issued 10,000,000 shares of its previously authorized but unissued common stock for $20,000 cash received in January 2007, or $.002 per share.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

In December 2006 the Company issued two convertible promissory notes for $2,500 each for a total of $5,000.  The notes bear interest at 8% per annum and are convertible with accrued interest into 500,000 shares of common stock each.  The notes are due in December 2009.  Interest expense for the period from re-entering development stage on December 23, 2006 through December 31, 2006 was $8.  Accrued interest on the notes totaled $17 at December 31, 2006.

NOTE 5 - RELATED PARTY TRANSACTIONS

Management Compensation – During the period from re-entering development stage on December 23, 2006 through December 31, 2006 the Company paid no compensation to its officer and director.

Office Space - The Company has not had a need to rent office space.  The officer/shareholder of the Company is allowing the Company to use his home as an office and mailing address, as needed, at no cost to the Company.

Shareholder Loans – At December 31, 2006, the Company owed shareholders a total of $1,795 for interest and loans made to the Company prior to its quasi-reorganization on December 23, 2006.  Interest expense for the period from re-entering development stage on December 23, 2006 through December 31, 2006 was $2.

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – SUBSEQUENT EVENTS

In February 2007 the Company issued 20,000,000 shares of its previously authorized but unissued common stock to its President and Director for $20,000 cash.  This issuance resulted in a change in control of the Company.

In May 2007 the Company sold the remaining farm assets to a shareholder for $500.

In September 2007 the Company increased the authorized common shares from 50,000,000 to 200,000,000 shares.

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

UNAUDITED CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

CONTENTS

		PAGE

--	Unaudited Condensed Balance Sheet September 30, 2007	33

--	Unaudited Condensed Statements of Operations, for the three and nine
	months ended September 30, 2007 and from re-entering development
	stage on December 23, 2006 through September 30, 2007	34

--	Unaudited Condensed Statements of Cash Flows,
	for the nine months ended September 30, 2007 and from re-entering	35
	development stage on December 23, 2006 through September 30, 2007

--	Notes to Financial Statements	36-37

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

UNAUDITED CONDENSED BALANCE SHEET

ASSETS

September 30,
2006
CURRENT ASSETS:
Cash	$32,383
Prepaid expense	2,150
Total Current Assets	34,533

Total Assets	$34,533

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$-
Total Current Liabilities	-

OTHER LIABILITIES:
Convertible notes and accrued interest payable	5,317

Total Liabilities	5,317

STOCKHOLDERS' EQUITY:
Preferred stock, $0.001 par value,
5,000,000 shares authorized,
no shares issued and outstanding	-
Common stock, $0.001 par value,
200,000,000 shares authorized,
31,500,000 shares issued and outstanding	31,500
Capital in excess of par value	5,957
Deficit accumulated from re-entering development
stage on December 23, 2006 - $8,096 deficit
eliminated on December 23, 2006 in
quasi-reorganization	(8,241)

Total Stockholders' Equity	29,216

Total Stockholder’s Equity and Liabilities	$34,533

The accompanying notes are an integral part of these financial statements.

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

STATEMENTS OF OPERATIONS

			From
			Re-entering
			Development
			Stage on
	For the three	For the nine	December 23, 2006
	Months ended	Months ended	through
	September 30,	September 30,	September 30,
	2007	2007	2007

REVENUE	$-	$-	$-

OPERATING EXPENSES:
General and administrative	3,420	7,919	7,919

INCOME (LOSS) BEFORE OTHER
INCOME (EXPENSE)	(3,420)	(7,919)	(7,919)

OTHER INCOME (EXPENSE):
Interest Expense	(100)	(300)	(308)
Interest Expense – related party	-	(12)	(14)

LOSS BEFORE INCOME TAXES	(3,520)	(8,231)	(8,241)

CURRENT INCOME TAX EXPENSE	-	-	-

DEFERRED INCOME TAX EXPENSE	-	-	-

NET LOSS	$(3,520)	$(8,231)	$(8,241)

BASIC AND DILUTED EARNINGS
(LOSS) PER COMMON SHARE	$(.00)	$(.00)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	31,500,000	30,840,659

The accompanying notes are an integral part of these financial statements.

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

STATEMENTS OF CASH FLOWS

		From
		Re-entering
		Development
		Stage on
	For the nine	December 23, 2006
	Months ended	Through
	September 30,	September 30,
	2007	2007

Cash Flows From Operating Activities:
Net loss	$(8,231)	$(8,241)
Adjustments to reconcile net loss to net
cash used by operating activities:
Change in assets and liabilities:
(Decrease) in accrued interest
– shareholder loans	(48)	(46)
(Decrease) in accounts payable	(100)	(330)
(Increase) in prepaid expense	(2,150)	(2,150)
Increase in accrued interest
– convertible notes	300	308

Net Cash Provided (Used) by
Operating Activities	(10,229)	(10,459)

Cash Flows From Investing Activities:
Advances to shareholders	(5,000)	(5,000)
Repayment of shareholder advances	5,000	5,000
Proceeds from sale of assets	500	500

Net Cash Provided (Used) by
Investing Activities	500	500

Cash Flows From Financing Activities:
Repayment of shareholder loans	(1,747)	(1,747)
Proceeds from common stock issuances	40,000	40,000

Net Cash Provided by Financing Activities	38,253	38,253

Net Increase (Decrease) in Cash	28,524	28,294

Cash at Beginning of Period	3,859	4,089

Cash at End of Period	$32,383	$32,383

Supplemental Disclosures of Cash Flow Information:
Cash paid during the periods for:
Interest	$60	$60
Income taxes	$-	$-

Supplemental Schedule of Non-cash Investing and Financing Activities:

For the nine months ended September 30, 2007:

None

The accompanying notes are an integral part of these financial statements.

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Condensed Financial Statements - The accompanying financial statements have been prepared by the Company without audit.  In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2007 and for the periods then ended have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company’s December 31, 2006 audited financial statements.  The results of operations for the period ended September 30, 2007 are not necessarily indicative of the operating results for the full year.

 NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern.  However, the Company has negative cash flows from operating activities and has no revenue-generating activities.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of its common stock.  There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 - CAPITAL STOCK

In February 2007, the Company issued 20,000,000 shares of its previously authorized but unissued common stock for cash.  Total proceeds from the sale of stock amounted to $20,000 (or $0.001 per share).

NOTE 4 – CONVERTIBLE NOTES PAYABLE

In December 2006 the Company issued two convertible promissory notes for $2,500 each for a total of $5,000.  The notes bear interest at 8% per annum and are convertible with accrued interest into 500,000 shares of common stock each.  The notes are due in December 2009.  Interest expense for the nine months ended September 30, 2007 was $300.  Accrued interest on the notes totaled $317 at September 30, 2007.

NOTE 5 - RELATED PARTY TRANSACTIONS

Shareholder Loans – At December 31, 2006, the Company owed shareholders a total of $1,795 for interest and loans made to the Company prior to its quasi-reorganization on December 23, 2006.  In February and March 2007 the Company repaid the loans along with $60 in accrued interest.  Interest expense for the nine months ended September 30, 2007 was $12.

MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

[A Development Stage Company]

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - INCOME TAXES

The Company has available at September 30, 2007, a net operating loss carryforward of approximately $7,600 which may be applied against future taxable income and which expires in 2027.  Due to substantial changes in the Company’s ownership in 2006 and 2007, there is an annual limitation on the amount of net operating loss carryforwards which can be utilized.

The amount of and ultimate realization of the benefits from the net operating loss carryforward for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined.  Because of the uncertainty surrounding the realization of the net operating loss carryforward, the Company has established a valuation allowance equal to the tax effect of the net operating loss carryforward and, therefore, no deferred tax asset has been recognized for the net operating loss carryforward.  The net deferred tax asset from the net operating loss carryforward is approximately $1,460 and $0 as of September 30, 2007 and December 31, 2006, respectively, with an offsetting valuation allowance of the same amount.  The change in the valuation allowance for the nine-month period ended September 30, 2007 is approximately $1,460.

PART III

Item 1.  Index and Description of Exhibits.

Exhibit
Number	Title of Document	Location

3.01	Articles of Incorporation	Attached
3.02	Amendment to Articles of Incorporation	Attached
3.05	Bylaws	Attached

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

    MAPLE MOUNTAIN PUMPKINS AND AGRICULTURE, INC.

December 11, 2007

/s/ Ken Edwards

President and Chief Financial Officer